Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Enerplus announces January 2009 cash distribution and 2009 guidance -
     preserving balance sheet strength

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     TSX - ERF.UN
     NYSE - ERF
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     CALGARY, Dec. 18 /CNW/ - Enerplus Resources Fund ("Enerplus") is planning a conservative approach to 2009 in light of falling commodity prices with reductions in capital spending and distributions. We intend to preserve our financial strength and maintain flexibility in order to position us to take advantage of future opportunities to add quality assets in an increasingly attractive acquisition market.
     Enerplus currently has one of the strongest balance sheets in the oil and gas sector which is a strategic advantage in the current economic environment.
Our prudent approach to reducing both our capital spending and distributions to unitholders is intended to preserve this advantage. Decreased commodity prices will continue to reduce costs. We expect to benefit from these reductions through an improvement in our capital efficiencies. We intend to also defer many of our internal development projects and effectively retain these in our inventory for future development beyond 2009. Our capital spending and distribution levels for 2009 are based on the current forward commodity prices of US$52.83 per barrel WTI crude oil (CDN$63.19 per barrel)
and CDN$6.74 per Mcf AECO natural gas. These prices are currently above the spot price. Over the course of 2009, we intend to manage our capital spending and distributions to unitholders at a level which will minimize increases in our debt levels outside of any acquisition activity.

     Capital Program

     Our capital development spending is targeted at $300 million and is comprised of approximately $240 million on Canadian conventional, $35 million on our U.S. operations and $25 million on oil sands spending. A majority of this capital spending is targeted for our operated properties. This level of capital spending represents a decrease of approximately 45% over our 2008 forecast development spending. Our spending will be directed toward high value development projects, maintaining the integrity of our existing infrastructure and new development areas given our desire to add opportunities in emerging resource plays.
     Approximately 70% of our conventional spending will be directed at natural gas resource plays with the remainder on oil. Our natural gas program will be concentrated on shallow gas and tight gas projects which provide an attractive return with gas prices at or better than $5.00/Mcf. Our oil program is directed primarily at our U.S. Bakken assets and optimization projects with attractive returns with oil prices at or better than US$40.00/bbl.
     Included in our plans is approximately $50 million of spending on growth-oriented projects in new resource areas and includes land, seismic and exploration drilling.
     The Kirby SAGD oil sands project investment spending for 2009 is currently expected to be approximately $25 million and will be directed at positioning us for a sanctioning decision in late 2009 should commodity markets improve. Our plans also include a seismic program that we expect will add additional contingent resources attributable to this property however we do not plan to drill any additional core holes this winter.
     This capital spending forecast also includes an estimate of cost savings that we are expecting in the industry as a result of a slowdown in activity and does not reflect any acquisition or divestment activity that may occur as a normal part of our business. We will review our 2009 capital program on a regular basis throughout the year in the context of prevailing economic conditions and make adjustments as deemed necessary. We expect that approximately one quarter of our capital spending will occur in the first quarter of 2009 as a result of winter access areas and the continuation of our on-going program from 2008.

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                                                            Spending
     Capital Activity                                     ($millions)
                                                         -------------

     Drilling, recompletions, optimization                       190
     Maintenance                                                  35
     Land, seismic, exploration                                   50
     Oil Sands                                                    25
                                                         -------------

     Total Capital                                               300
                                                         -------------
                                                         -------------
     Production Guidance

     As a result of our reduced spending, we anticipate our production volumes will average approximately 91,000 BOE/day in 2009, a decline of approximately
5% over forecast 2008 average volumes. We expect to exit 2009 at approximately
88,000 BOE/day.

     Forecast Production Breakdown                           BOE/day
                                                         -------------

     Natural Gas                                              53,000
     Crude Oil                                                34,000
     Natural Gas Liquids                                       4,000
                                                         -------------

     Total Average Annual Production                          91,000
                                                         -------------
                                                         -------------
     Operating Costs
     >>

     As a result of lower production volumes and increased regulatory costs, we are currently projecting operating costs will increase by approximately 12%
on a per BOE basis to average $10.65 per BOE compared to our 2008 forecast of
$9.50 per BOE. While we have included some modest deflation of costs, we expect that continued reductions in activity levels throughout the oil and gas industry may result in further cost reductions and we will be working diligently to capture savings in all areas of our business.

     General & Administrative Costs

     G&A costs (cash and non-cash) are expected to average $2.45 per BOE in
2009 compared to forecast 2008 G&A costs of approximately $2.00/BOE. This increase is primarily due to the reduction in expected production volumes and the full year impact of 2008 staff additions. Our 2008 costs were impacted by lower long-term incentive plan payments.

     Hedging

     Based upon the current forward market, Enerplus has floor protection on approximately 27% of our anticipated 2009 crude oil production net of royalties at an effective price of US$92.70 per barrel. With regard to natural gas, we currently have approximately 20% of our natural gas production volumes net of royalties hedged at an effective price of $8.27 per Mcf through October of 2009. Should crude oil and natural gas prices change significantly from the current forward market, the prices we will receive will vary because of the nature of the instruments used.

     Financial Strength

     Enerplus is in a very strong financial position currently with a trailing debt to cash flow ratio of 0.4x, one of the lowest in our sector. As at
November 30, 2008, we had approximately $579 million of long-term debt comprised of $286 million of senior unsecured notes and $293 million of bank indebtedness. Currently we have over $1.1 billion of unused credit capacity.

     Reduction in Monthly Distribution

     In light of continued weak crude oil and natural gas prices and our desire to protect our balance sheet strength, we are reducing the monthly cash distribution to unitholders from $0.38 per unit to $0.25 per unit effective with the January 2009 payment. This distribution will be payable on January
20, 2009 to all Enerplus unitholders of record on December 31, 2008. The ex-distribution date for this payment is December 29, 2008.
     The CDN$0.25 per unit is equivalent to approximately US$0.21 per unit if converted using a Canadian/US dollar exchange ratio of 1.21. The US dollar equivalent distribution will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.
     Holders of Enerplus Exchangeable Limited Partnership Class B units
(formerly Focus Limited Partnership Class B units) of record on December 31,
2008 will be eligible to receive a distribution of CDN$0.10625 per unit on
January 20, 2009 based on the exchange ratio of 0.425 of an Enerplus trust unit for each Enerplus Exchangeable Limited Partnership Class B unit.
     We currently have 165.5 million trust units and equivalent partnership units outstanding. Therefore the new distribution level equates to approximately $41 million per month in payments to our unitholders.
     Based upon the current forward commodity price outlook for 2009, we believe that a capital spending level of approximately $300 million and monthly distributions to unitholders of $0.25 per unit will preserve our financial strength and position us for future acquisitions in an increasingly attractive market. However, given our desire to preserve our financial flexibility, we will revisit our cash distribution levels and capital spending as economic conditions continue to evolve and will be prepared to adjust both as deemed necessary. We believe that there will be opportunities to add quality assets that support our vision of being a top quartile, resource focused, distributing oil and gas entity. We expect to emerge as a stronger company as commodity prices recover. We intend to continue to maintain our disciplined and flexible approach to capital spending, distributions and acquisitions throughout 2009.

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     Currency and BOE Information
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     >>

     All dollar amounts or references to "$" in this news release are in
Canadian dollars unless specified otherwise.
     Enerplus has adopted the standard of 6 Mcf:1 BOE when converting natural gas to BOEs. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 BOE is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

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     Cautionary Note Regarding Forward-Looking Information and Statements
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     >>

     This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "budget",
"guidance", "objective", "ongoing", "may", "will", "project", "should",
"believe", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news releases contains forward-looking information and statements pertaining to the following; future capital spending amounts and the types of projects on which such capital will be spent; improvement in our capital efficiencies; future oil and natural gas prices and foreign exchange rates; the development of our oil sands project and the contingent resources attributable thereto; the volume and product mix of our 2009 oil, natural gas liquids and natural gas production; future operating and general and administrative costs and other expense estimates; our commodity risk management programs; future liquidity and financial capacity and resources;
future cash distributions to our unitholders; and future growth opportunities including development, exploration, and acquisition activities and related expenditures, including with respect to both our conventional and oil sands activities.
     The forward-looking information and statements contained in this news release reflect several material factors and expectations and assumptions of the Fund including, without limitation: that the Fund will conduct its operations as anticipated; the general continuance of current or, where applicable, assumed industry conditions; availability of cash flow, debt and/or equity sources to fund the Fund's capital and operating requirements as needed; the continuance of existing and, in certain circumstances, proposed tax and royalty regimes; and certain commodity price, foreign exchange rate and other cost assumptions. The Fund believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable at this time but no assurance can be given that these factors, expectations and assumptions will prove to be correct.
     The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices;
unanticipated operating results or production declines; changes in tax or environmental laws or royalty rates; increased debt levels or debt service requirements; inaccurate estimation of the Fund's oil and gas reserves volumes; limited, unfavourable or no access to debt or equity capital markets;
increased costs and expenses; the impact of competitors; reliance on industry partners; and certain other risks detailed from time to time in the Fund's public disclosure documents including, without limitation, those risks identified in our MD&A for the year ended December 31, 2007 and in the Fund's
Annual Information Form for the year ended December 31, 2007, copies of which are available on the Fund's SEDAR profile at www.sedar.com and which also form part of the Fund's Form 40-F for the year ended December 31, 2007 filed with the SEC, a copy of which is available at www.sec.gov.
     The forward-looking information and statements contained in this news release speak only as of the date of this news release, and none of the Fund or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

     <<
     Gordon J. Kerr
     President & Chief Executive Officer
     Enerplus Resources Fund
     >>

     %CIK: 0001126874

     /For further information: contact our Investor Relations Department at
1-800-319-6462 or email investorrelations(at)enerplus.com/
     (ERF.UN. ERF)

CO:  Enerplus Resources Fund

CNW 06:00e 18-DEC-08